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                               June 27, 2022

       Gaofei Wang
       Chief Executive Officer
       Weibo Corporation
       8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
       Chaoyang District, Beijing 100027
       People   s Republic of China

                                                        Re: Weibo Corporation
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-36397

       Dear Mr. Wang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Introduction, page 1

   1. Please revise your definition of "we," "us," "our company," "the Company" or "our" to clarify what is meant
by "consolidated affiliated entities" in China. In this regard, refer to the named entities here
as variable interest entities (VIEs) and explain that you do not have any equity
ownership in such entities but rather include them in your consolidated financial statements
based solely on contractual arrangements.
   2. Please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau.
 Gaofei Wang
FirstName  LastNameGaofei Wang
Weibo Corporation
Comapany
June       NameWeibo Corporation
     27, 2022
June 27,
Page 2 2022 Page 2
FirstName LastName
Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIEs and Their Respective Individual Shareholders, page 4

3.       Please revise to refrain from using terms such as    we    or    our
 when describing activities
         or functions of the VIEs. In this regard, we note numerous references to "our" and "the
         Company's" VIEs throughout the filing.
4.       We note your discussion regarding the risks associated with your contractual
         arrangements with the VIEs. Please disclose here, if true, that these contracts have not been tested in court. We also note your disclosure that PRC regulatory authorities could disallow the VIE structure, which could result in a material adverse change in your operations and the value of your ADS, or cause the value of such securities to significantly decline. Please revise here to clarify that the value of your securities could become worthless. Similarly, revise your risk factor disclosures beginning on page 38 where you discuss your VIE structure as well as anywhere in the related summary of the risk factor disclosures.
5. We note your disclosure regarding the legal and operational risks associated with being based in or having your operations primarily in China. Please also disclose here how
         recent statements and regulatory actions by China   s government have
or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange. Specifically disclose in the forepart of Item 3 how the Holding
         Foreign Companies Accountable Act (HFCAA) and Accelerating HFCAA, if enacted, will affect your company, including the timeframes of implementation. In addition, your disclosure should make clear whether these risks could cause the value of your
         ADSs to become worthless.
6. We note the diagram of corporate structure on page 108. At the onset of Part I, please
         provide a diagram of the company   s corporate structure, identifying
the person or
         entity that owns the equity in each depicted entity. When discussing how the contractual agreements between the entities may be less effective than ownership of the
         VIE, revise to disclose the person(s) that hold the equity interests in the VIEs. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to the contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
Permissions Required from the PRC Authorities for Our Operations, page 5

7. We note your disclosure that in connection with previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, you, your PRC subsidiaries and the VIEs are not required to obtain permissions from the CSRC and are not required to go through cybersecurity review by the Cyberspace Administration of
         China (CAC). Please disclose whether you relied on the opinion of counsel in making this
 Gaofei Wang
FirstName  LastNameGaofei Wang
Weibo Corporation
Comapany
June       NameWeibo Corporation
     27, 2022
June 27,
Page 3 2022 Page 3
FirstName LastName
         determination. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need such permissions or approvals. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain any necessary permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Cash and Asset Flows through Our Organization, page 6

8. Please disclose any repayments of debt financing the VIEs received from WFOE and your intentions to settle amounts owed under the debt financing and VIE agreements. Quantify any cash flows that have occurred between the holding company and its subsidiaries and between subsidiaries, and the direction of transfer. Please also revise to address restrictions and limitations on the ability of the offshore holding company to make loans and capital contribution to PRC subsidiaries. In addition, describe any cash management policies and procedures that dictate how funds are transferred within your organization, such as how you address any limitations on cash transfers due to PRC regulations. Lastly, provide cross-references to the condensed consolidating schedules and the consolidated financial statements.
Financial Information Related to the VIEs, page 8

9. Please address the following as it relates to your Selected Condensed Consolidated financial statements:
             Revise to present the service fee expense paid by the VIEs to the primary beneficiary separately from the other costs and expenses of the VIEs.
             Explain what the amount Income (loss) from subsidiaries and VIEs included in the
             "Primary Beneficiary" column represents and revise as necessary to clarify.
             Revise your reference to primary beneficiary here and elsewhere throughout the filing to clarify that you are "primary beneficiary" of the VIEs for accounting purposes only.
             Revise the balance sheet line item reference to "Investment in subsidiaries and VIEs,"
             as this implies the VIE arrangements are similar to an equity method investment.
             Provide us with a roll-forward of the "Amount due to Group companies" for the VIEs as of December 31, 2021.
             Revise the schedule headings to refer to these schedules as condensed consolidating statements.
Risk Factors, page 13

10. Please include a risk factor that: (1) explains in detail why the company believes it is not an investment company for purposes of Section 3(a) the Company Act, with reference to key material facts and characteristics of the business and the specific provisions of the
         Company Act relevant to your conclusion; and (2) describes the consequences to the
 Gaofei Wang
Weibo Corporation
June 27, 2022
Page 4
         company and its investors were the Commission or its Staff to determine that the company is an investment company.
Summary of Risk Factors, page 13

11. We note your discussion in the first bullet point under "Risks Relating to Doing Business in China" where you state that implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. Please also disclose that such securities could become worthless.
12. You disclose that your ADSs may be delisted and your ADSs and shares prohibited from trading in the over-the-counter market under the HFCAA. Please disclose the impact of the Accelerating HFCAA, if enacted, including the timeframes for implementation. In addition, for each summary risk factor related to doing business in China, provide a specific cross-reference to the more detailed risk factor discussion. Risks Relating to Our Business
We rely on assumptions and estimates to calculate certain key operating metrics
.. . ., page 25

13. You disclose that your active user number may include a number of false or spam accounts and therefore may not accurately represent the actual number of active accounts.
         Please tell us and disclose your estimate of the impact that false or spam accounts and users with multiple accounts has on the monthly active user (MAU) and average daily active user (DAU) measures disclosed. In addition, explain the extent to which accounts that have been suspended or terminated during a period impact MAU and DAU.
Risks Related to Doing Business in China
Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulation. . ., page 42

14. Please revise here to more clearly disclose to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 5. Operating and Financial Review and Prospects, page 111

15. Please revise here to clarify which subsidiaries or entities are conducting the business operations, quantifying the amount or percentage of revenues recognized from the VIEs to provide further context to your discussion of operating and financial review disclosures.
16. You state that your business has been and will continue to be significantly affected by your success in growing and retaining massive active users and increasing the overall level of engagement on your platform. In an effort to add context to your measures of
FirstName LastNameGaofei Wang
       DAU and MAU, please revise to provide such measures for the comparable prior period
Comapany    NameWeibo
       or disclose the netCorporation
                           addition over the prior period along with a
discussion of any material
       changes
June 27,        in your
         2022 Page   4 user growth rate.
FirstName LastName
 Gaofei Wang
FirstName  LastNameGaofei Wang
Weibo Corporation
Comapany
June       NameWeibo Corporation
     27, 2022
June 27,
Page 5 2022 Page 5
FirstName LastName
Results of Operations, page 117

17. We note that you provide a breakdown of revenue for fiscal 2019 and 2020 by key account and SME customer. Please tell us and revise to disclose a similar breakdown for fiscal 2021. We also note the continued decline in the total number of advertisers with a significant increase in the average spending per advertiser, which you attribute to the churn of individual customers with relatively lower advertising budgets. As it appears that your revenue growth may be materially impacted by your key account customers, please revise to clarify how such customers impacted your advertising measures. We refer you to your response letter dated November 20, 2019. Consolidated Financial Statements
Note 1. Operations, page F-9

18. Please quantify and describe for us the nature of the assets and operations of WB Online
         Investment Limited, which you include here as a major subsidiary of the holding company.
Note 6. Goodwill, Intangible Assets and Acquisitions, page F-32

19. You state on page 27 that a substantial portion of your goodwill and intangible assets arose, in part, from the acquisition of the live streaming business of Yizhibo in 2018.
         Please explain to us your allocation of such goodwill to the advertising and marketing
         segment, particularly considering Yizhibo   s revenues are generated
from live streaming,
         which appears to be part of the value-added services revenue. Tell us your determination of reporting units for goodwill for the periods presented. Also, please tell us how the significant decline in the live streaming revenues in fiscal 2021 factored into your qualitative goodwill analysis. Refer to ASC 350-20-35-33 through 35-35 and ASC 350-
         20-35-3A through 35-3G.
General

20. Please provide us with a legal analysis of whether you currently meet the definition of
            investment company    under Section 3(a)(1)(C) of the Investment
Company Act (the
            Company Act   ). Please include in your analysis the relevant
calculation(s) under Section
         3(a)(1)(C) (including, where required by the statute, on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). Your analysis should identify and explain which assets held by the company are investment securities for purposes of Section 3(a)(2) of the Company Act, and should provide legal support for any substantive determinations and/or characterizations of assets that are material to your calculations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Gaofei Wang
Weibo Corporation
June 27, 2022
Page 6

       You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



FirstName LastNameGaofei Wang                           Sincerely,
Comapany NameWeibo Corporation
                                                        Division of Corporation
Finance
June 27, 2022 Page 6                                    Office of Technology
FirstName LastName